Exhibit 99.1

Garden Stage Limited Announces Pricing of Initial Public Offering

Hong Kong, Dec. 01, 2023 (GLOBE NEWSWIRE) --  Garden Stage Limited (the “Company” or “Garden Stage”), a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; and (iii) asset management services, today announced the pricing of its initial public offering (the “Offering”) of 2,500,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on December 1, 2023, U.S. Eastern time, under the ticker symbol “GSIW.”

The Company expects to receive aggregate gross proceeds of US$10 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price after the closing of Offering, less underwriting discounts. The Offering is expected to close on or about December 5, 2023, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for expanding the Company’s underwriting and placing services, commencing their securities margin financing services, enhancing their IT infrastructure and capacity, expanding their asset management service, expanding their securities dealing and brokerage services coverage in the U.S. exchanges, and general working capital.

The Offering is being conducted on a firm commitment basis. Revere Securities LLC, R.F. Lafferty & Co., Inc. and Dominari Securities LLC (the “Underwriters”) are acting as the Underwriters for the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company and The Crone Law Group P.C. is acting as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-273053) and was declared effective by the SEC on November 30, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA, or by telephone at (212) 688-2238; or from R.F. Lafferty & Co., Inc. by email at info@rflafferty.com, by standard mail to R.F. Lafferty & Co., Inc., 40 Wall Street, 29th Floor, New York, NY 10005 USA, or by telephone at (212) 293-9090; or from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at (212) 393-4500. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Garden Stage Limited

Garden Stage Limited is a holding company incorporated in Cayman Islands, and all of their operations are carried out by the two wholly-owned operating subsidiaries in Hong Kong: a) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the Securities and Futures Ordinance (the “SFO”) in Hong Kong; and b) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is the Stock Exchange Participant of Stock Exchange of Hong Kong Limited (“ Hong Kong Stock Exchange) and holds Hong Kong Stock Exchange Trading Right. I Win Securities Limited is also the participant of the Hong Kong Securities Clearing Company Limited.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Garden Stage Limited

Investor Relations Department

Email: ir@iwinsec.com